                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          SCHEDULE TO (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               UTILX CORPORATION
                       (Name of Subject Company (Issuer)

                         INFRASTRUX AQCUISITION, INC.
                            INFRASTRUX GROUP, INC.
                           PUGET SOUND ENERGY, INC.
                      (Names of Filing Persons (Offerors)


                                 COMMON STOCK
            (including the associated common stock purchase rights)
                         (Title of Class of Securities)

                                   918031105
                     (CUSIP Number of Class of Securities)

                                  John Durbin
                            InfrastruX Group, Inc.
                              411-108th Ave. N.E.
                          Bellevue, Washington  98004
                                (425) 454-6363
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                   Andrew Bor
                                Perkins Coie LLP
                         1201 Third Avenue, 40th Floor
                               Seattle, WA  98101
                                 (206) 583-8888

                                 June 30, 2000

                           CALCULATION OF FILING FEE

                             TRANSACTION VALUATION*
                                  $55,421,205

AMOUNT OF FILING FEE
$11,084

     * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 9,048,360 shares of common stock, (the "Shares"), of UTILX Corporation (the "Company"), at a price per share of $6.125. Such number of shares represents all the Shares outstanding as of June 2, 2000, plus the number of shares issuable upon the exercise of all options, warrants and other rights to purchase Shares.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A           Form or Registration No.:  N/A

     Filing Party:  N/A                     Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender-offer subject to Rule 13e-4.

     [ ]  going private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by InfrastruX Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of InfrastruX Group, Inc., a Washington corporation ("Parent") and wholly owned subsidiary of Puget Sound Energy, Inc. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock (the "Shares"), of UTILX Corporation, a Delaware corporation (the "Company"), at a purchase price of $6.125 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of June 28, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, the Confidentiality Agreement, dated as of May 24, 2000, a copy of which is attached as Exhibit
(d)(2) hereto, the Non-Solicitation and Expense Reimbursement Agreement, dated as of June 14, 2000, a copy of which is attached as Exhibit (d)(3) hereto, and the Employment Agreement, dated as of June 28, 2000, between the Company, William Weisfield and Parent, a copy of which is attached as Exhibit (d)(4) are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENT OF CERTAIN BIDDERS

     Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)  Offer to Purchase.

(a)(2)  Letter of Transmittal.

(a)(3)  Notice of Guaranteed Delivery.

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)  Summary Advertisement dated June 30, 2000.

(a)(8) Text of Joint Press Release dated June 29, 2000, issued by the Company and Parent (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent on June 29,
        2000).

(b)     None.

(d)(1) Agreement and Plan of Merger dated as of June 28, 2000, among Parent, Purchaser and the Company.

(d)(2) Confidentiality Agreement dated as of May 24, 2000, by and between the Company and Parent.

(d)(3) Non-Solicitation and Expense Reimbursement Agreement, dated as of June 14, 2000, between the Company and Parent.

(d)(4) Employment Agreement, dated as of June 28, 2000, between the Company, William Weisfield and Parent.

(g)     None.

(h)     None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 2000

                                       INFRASTRUX ACQUISITION, INC.,




                                       by  /s/ John D. Durbin
                                          --------------------------------------
                                       Name:   John D. Durbin
                                       Title:  President and Chief Executive
                                               Officer


                                       INFRASTRUX GROUP, INC.




                                       by /s/ John D. Durbin
                                          --------------------------------------
                                       Name:   John D. Durbin
                                       Title:  President and Chief Executive
                                               Officer


                                       PUGET SOUND ENERGY, INC.




                                       by /s/ Stephen A. McKeon
                                          --------------------------------------
                                       Name:   Stephen A. McKeon
                                       Title:  Vice President and General
                                               Counsel

                                 EXHIBIT INDEX


EXHIBIT
NUMBER    EXHIBIT NAME
------    ------------

(a)(1)    Offer to Purchase

(a)(2)    Letter of Transmittal

(a)(3)    Notice of Guaranteed Delivery

(a)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)    Summary Advertisement dated June 30, 2000

(a)(8) Text of Joint Press Release dated June 29, 2000, issued by the Company and Parent (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent on June 29, 2000)

(b)       None

(d)(1) Agreement and Plan of Merger dated as of June 28, 2000, among Parent, Purchaser and the Company

(d)(2) Confidentiality Agreement dated as of May 24, 2000, by and between the Company and Parent

(d)(3) Non-Solicitation and Expense Reimbursement Agreement, dated as of June 14, 2000, between the Company and Parent

(d)(4) Employment Agreement, dated as of June 28, 2000, between the Company, William Weisfield and Parent

(g)       None

(h)       None